Exhibit 1

THE ROBERT MONDAVI CORPORATION
(A California corporation)

ACTION BY WRITTEN CONSENT OF THE SHAREHOLDERS

August 10, 2004

     WHEREAS: Robert G. Mondavi, R. Michael Mondavi, Timothy J. Mondavi and Marcia Mondavi Borger together hold at least 60% of the outstanding shares of Class B Common Stock, no par value (the “Class B Stock”) of The Robert Mondavi Corporation (the “Company”).

     NOW, THEREFORE: Pursuant to Section 603 of the California General Corporation Law and the Bylaws of the Company, the undersigned shareholders hereby take the following action and adopt the following resolution by written consent of the holders of Class B Stock without a meeting, effective for all purposes as of the date set forth above:

     RESOLVED: That the undersigned shareholders hereby approve the merger agreement in the form attached hereto as Exhibit A, pursuant to which (1) the Company shall merge with and into The Robert Mondavi Corporation (“Mondavi Delaware”), a wholly-owned subsidiary of the Company, with Mondavi Delaware surviving, and (2) each share of Class A Stock will be converted into one share of common stock, par value $0.001 per share, of Mondavi Delaware (the “Class A Exchange Ratio”) and each share of Class B Stock will be converted into 1.165 shares of common stock, par value $0.001 per share, of Mondavi Delaware (the “Class B Exchange Ratio”).

     IN WITNESS WHEREOF, the undersigned shareholders have hereunto executed this Action by Written Consent this 10th day of August 2004.

Robert G. Mondavi

R. Michael Mondavi

R. Michael Mondavi Annuity Trust

Mondavi Living Trust

R. Michael Mondavi 2003 GRAT

Timothy J. Mondavi

Marcia Mondavi Borger